5 1 NYSE 0001164764 Officer Spherion Corporation 914536 36-3536544 12/31/02 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
[ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported 1. Name and Address of Reporting Person(s) Peck, Gary W 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 12/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) President, Staffing Group 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ------------
-----------------------------------------------------------------
------------------------------------------------------- 1)Title
of Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Year ----------------------------------------------
-----------------------------------------------------------------
--------------------- Deferred Stock Units 02/18/00 Common Stock
15.0000 $25.0000 D Direct Deferred Stock Units 02/20/01 Common Stock 15.0000 $8.7100 D Direct Deferred Stock Units 02/19/02 Common Stock 14.0000 $9.0300 2,956.0000 D Direct Deferred Stock Units 05/31/02 Common Stock 73.0000 $11.0300 14,927.0000 D Direct
Non-Qualified Stock Option 08/09/02 Common Stock 92,400.0000 92,400.0000 D Direct (Right to buy) Explanation of Responses: (1) Reporting Person elected to have shares withheld from vested shares to cover taxes due at time of vesting on Deferred Stock Units. (2) Disposition of shares to Company pursuant to Rule 16b-3(e) in connection with the termination of the Company's Stock Purchase Assist ance Plan. (3) Stock options granted 8/09/02 are exercisable commencing 8/9/03 on a cumulative basis as follows:
1/2 on 8/9/03; 1/2 on 8/9/04 under the Company's Stock Option
Exchange Program.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code Amount D Price End of Year I -------------------------------------------
-----------------------------------------------------------------
------------------------ Common Stock 02/18/00 M 15.0000 (1) A
$0.0000 D Direct Common Stock 02/18/00 F 15.0000 (1) D $25.0000 D
Direct Common Stock 02/20/01 M 15.0000 (1) A $0.0000 D Direct Common Stock 02/20/01 F 15.0000 (1) D $8.7100 D Direct Common Stock 02/19/02 M 14.0000 (1) A $0.0000 D Direct Common Stock 02/19/02 F 14.0000 (1) D $9.0300 D Direct Common Stock 04/19/02 J
13,500.0000 D $12.7700 D Direct (2) Common Stock 05/31/02 M
73.0000 (1) A $0.0000 D Direct Common Stock 05/31/02 F 73.0000
(1) D $11.0300 11,280.0000 D Direct Common Stock 6,303.3090 I By
DCP
Table II (PART 1) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ---------------------
-----------------------------------------------------------------
---------------------------------------------- 1)Title of
Derivative 2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative
6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of (D) Derivative Security Code A D Exercisable Expiration ------------------------------------------------------
-----------------------------------------------------------------
------------- Deferred Stock Units $0.0000 02/18/00 F 15.0000 (1)
02/18/09 Deferred Stock Units $0.0000 02/20/01 F 15.0000 (1)
02/18/09 Deferred Stock Units $0.0000 02/19/02 F 14.0000 (1)
02/18/09 Deferred Stock Units $0.0000 05/31/02 F 73.0000 (1)
05/31/11 Non-Qualified Stock Option $7.9500 08/09/02 A 92,400.0000 (3) 08/09/02 08/09/12 (Right to buy)

SIGNATURE OF REPORTING PERSON /S/ Peck, Gary W DATE 02/11/03